HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                 March 16, 2011

Kate Tillan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     This office represents Biocuex, Inc. The Company plans to file a response to the staff's letter dated February 14, 2011 no later than March 25, 2011.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                By
                                   William T. Hart